Exhibit 99.1

CTW Announces Fiscal Year 2025 Financial Results

Management will host an earnings webcast on Tuesday, November 18 at 8:30 a.m. EST

TOKYO, JAPAN, November 17, 2025 – CTW Cayman (Nasdaq: CTW) (“CTW” or “the Company”), a leading game platform company providing global access to web-based games through its flagship HTML5 platform, G123.jp, reports financial results for the six months (“2H25”) and fiscal year ended July 31, 2025 (“FY25”).

Financial and Business Highlights

●	Achieved record revenue of $90.4 million in FY25, up 32% YoY, including 41% YoY growth in 2H25

●	Delivered net income of $3.8 million ($0.06 per share) and Adjusted EBITDA of $8.0 million in FY25, while actively advertising to support robust new game launches and scaling global operations for growth

●	Launched seven new games on G123.jp during FY25, including the popular So I’m a Spider, So What? Ruler of the Labyrinth, bringing total active games to 29, with a robust pipeline slate for FY26 including 24 games in backlog

●	Successfully completed Initial Public Offering in August 2025, raising $12.0 million in gross proceeds

Comments from Ryuichi Sasaki, Founder, CEO, and Chairman of CTW

“We are proud to have built the world’s leading platform that allows gamers to enjoy playing anime-based games without the need to download special apps or be distracted by in-game ads. Our strong fiscal 2025 results are indicative of our creative vision, strategic direction, and steady execution, all bearing fruit on an increasingly larger scale. Yet, I believe that our journey is just getting started as a public company.”

“Revenue of $90.4 million in fiscal 2025 grew 32%, with accelerated growth of 41% YoY in the second half of the year as compared to the second half of fiscal 2024, reflecting high engagement with our platform and the success of our recently launched games. Encouragingly, revenue increased in all of our major geographic markets in 2025, confirming global interest in anime and in our ability to source and launch games based on compelling IP. This performance is in line with our strategic focus to expand our user base beyond Japan, our historically largest market, and into other regions, especially North America. Users outside of Japan accounted for 30% of revenue in fiscal 2025, up from 19% in the previous year, and we believe we can expand even further into other markets as anime increasingly goes mainstream around the world.”

“In fiscal 2025, we launched seven new games, including hits such as So I’m a Spider, So What? Ruler of the Labyrinth and Arifureta: From Commonplace to World’s Strongest – Rebellion Soul. Together, these seven new games generated $32.3 million in revenue in 2025 and more than offset the maturation of other our existing games, consistent with the gradual tapering of activity for games that follow a natural lifecycle. This dynamic of continuously growing our business through new game launches and user-acquisition marketing is at the very core of our operating model. Our robust pipeline of new launches should continue to drive strong revenue growth in fiscal 2026 and beyond. Notably, the Doraemon Comic Traveler and Crayon Shinchan: My Sugoroku Great Strategy games are close to launch and are each based on rich anime history and represent the most valuable licensed IP in our corporate history. We expect strong global interest from gamers who are familiar with these main characters and healthy in-game purchases from each of those titles.”

“We have invested considerably over the past year to ensure the scalability of our operations. Investments in R&D and personnel in Shanghai and Taipei, especially to strengthen our AI capabilities, have us well positioned for future growth. We have also made initial investments in North America, a large and relatively untapped market for us, and plan to continue this effort in fiscal 2026. While these recent investments may have masked our full potential profitability in 2025, they have also reinforced the foundation to prepare us for future profitable growth, especially when combined with our pipeline of games and our proven ability to secure valuable licensed IP and efficient user acquisition.”

Fiscal 2025 Results

Revenue increased 32% in FY25 to $90.4 million compared to $68.4 million in FY24, with the rate of growth accelerating in the second half of the fiscal year (2H25) to 41% when compared to 2H24. The strong revenue growth was driven by higher in-game purchases, which increased 27% YoY to $107.0 million as compared to $84.5 million in FY24, and lower revenue share percentage paid to developers which decreased to 12.2% of gross in-game purchases in FY25 from 16.1% in FY24. In FY25, CTW launched seven new games that collectively generated $32.3 million in revenue, compared to 15 new games launched in FY24 that generated $12.6 million in revenue.

Segment profits* increased 16% YoY in FY25 to $31.3 million (29.3% of in-game purchases) as compared to $27.0 million in FY24 (32.0% of in-game purchases), as higher revenue was partially offset by increased advertising expense. While advertising expense increased from $52.4 million in FY25 (49.0% of revenue) as compared to $37.3 million in FY24 (44.2% of revenue), ROAS increased to 116.4% in FY25 from 99.3% in FY24.

Net Income was $3.8 million ($0.06 per share) in FY25, as compared with $6.0 million ($0.10 per share) in FY24. In FY25, $3.2 million of net income was recognized in 2H25.

Adjusted EBITDA* was $8.0 million (8.8% of revenue) in FY25, compared to $12.0 million in FY24 (17.5% of revenue). CTW maintained positive Adjusted EBITDA while actively supporting new game launches with increased advertising expenditure and higher spending to scale its global operations for future growth.

*	Further clarification and explanation of Segment profits can be found in the Segment Reporting section of the release and at ctw.inc/investors.

**	Further clarification and explanation of non-GAAP measures and reconciliation to the most comparable GAAP measure can be found in the “U.S. GAAP Reconciliation of Non-GAAP Adjusted Results” section of the release and at ctw.inc/investors.

Earnings Conference Call and Webcast

Management will host an earnings webcast at 8:30am EST on Tuesday, November 18, 2025 to review its financial results and provide a general corporate update. Interested investors can register for the webcast here.

The Company has posted a supplemental slide presentation accompanying this release to its investor relations website at ctw.inc/investors. Investors are encouraged to review these materials in conjunction with this release.

About CTW Cayman

CTW is a leading game platform company providing global access to web-based, free-to-play games inspired by popular Japanese animations, including So I’m a Spider, So What? Ruler of the Labyrinth, Arifureta: From Commonplace to World’s Strongest – Rebellion Soul, and Queen’s Blade Limit Break. CTW delivers these games through its globally-accessible flagship HTML5 platform, G123.jp. According to a Frost & Sullivan Report, CTW was the largest anime IP-based H5 game platform in the world in 2023 in terms of gross billings.

For more information, visit www.ctw.inc or G123.jp.

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. CTW may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about CTW’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: CTW’s growth strategies; its future business development, results of operations and financial condition; its ability to distribute successful and engaging games with high “playability” on its platform; its ability to efficiently attract and retain end-users who come to play and make in-game purchases; its ability to achieve positive return on investment on user acquisition efforts; its ability to establish and maintain relationships with game developers; governmental policies and regulations relating to CTW’s industry; and general economic and business conditions globally and in Japan and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in CTW’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and CTW undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contacts

Matt Chesler, CFA

FNK IR

646-809-2183

investor@ctw.inc

CTW Cayman, Inc.

Key Operating Metrics

The following table includes the Company’s key operating metrics for the years ended July 31, 2025, 2024, and 2023.

	For the Years Ended July 31,
	2025	2024	2023
Gross in-game purchase amount(1)	$106,994,440	$84,461,982	$81,388,946
Paying daily active users (“PDAUs”)(2)	17,458	16,446	13,541
Daily active users (“DAUs”)(2)	264,149	197,100	189,985
PDAUs to DAUs ratio	6.61%	8.34%	7.13%
Paying monthly active users (“PMAUs”)(3)	88,503	62,621	47,088
Monthly active users (“MAUs”)(3)	3,378,835	2,301,929	2,170,678
PMAUs to MAUs ratio	2.62%	2.72%	2.17%
PDAUs to PMAUs ratio	19.73%	26.26%	28.76%
DAUs to MAUs ratio	7.82%	8.56%	8.75%
ARPPDAU	$16.79	$14.07	$16.47
ARPDAU	$1.11	$1.17	$1.17
ARPPMAU	$100.74	$112.4	$144.04
ARPMAU	$2.64	$3.06	$3.12
Day 1 retention rate for paying users(4)	59.6%	62.7%	71.7%
Day 7 retention rate for paying users(4)	37.5%	41%	49%
Day 30 retention rate for paying users(4)	17.1%	21.3%	27.9%
Day 1 retention rate for active users(5)	5.9%	6.2%	5.2%
Day 7 retention rate for active users(5)	2.2%	2.4%	2.1%
Day 30 retention rate for active users(5)	0.8%	0.9%	0.9%
Return on advertisement spend (“ROAS”)	116.4%	99.3%	130.3%

(1)	“Gross in-game purchase amount” means the total in-purchase amounts, or top-ups, paid by end-users for games on G123.jp platform.
(2)	PDAUs and DAUs for each period represents the average number of PDAUs and DAUs across all the days of the respective period.
(3)	PMAUs and MAUs for each period represents the average number of PMAUs and MAUs across all the months of the respective period.
(4)	Paying user retention rate is calculated by dividing the number of paying users who return to the same game on a specific day (e.g., Day 1, Day 7, or Day 30) and remain active for at least one minute, by the number of users who made their first in-game purchase in that game on Day 0. Pay user retention rate is measured on a per-game basis and reflects whether the same paying user returns to the same game following their initial purchase activity. We track paying user retention rates on a per-game basis and monitor user retention for each subsequent day following a user’s initial in-game purchase. For each day in a given period, we calculate the platform-level paying user retention rate as the average of the paying user retention rates across all games on our platform. The overall platform paying user retention rate for the period is then determined by averaging these daily platform retention rates over all days in the respective period.
(5)	Active user retention rate is calculated by dividing the number of users who return to the same game on a specific day (e.g., Day 1, Day 7, or Day 30) and remain active for at least one minute, by the number of users who played that game for the first time on Day 0 and initiated gameplay by creating a character role on that day. Active user retention rate is measured on a per-game basis and only includes new users to that specific game. We track active user retention rates on a per-game basis and monitor user retention for each subsequent day following a user’s initial in-game purchase. For each day in a given period, we calculate the platform-level active user retention rate as the average of the active user retention rates across all games on our platform. The overall platform paying user retention rate for the period is then determined by averaging these daily platform retention rates over all days in the respective period.

Glossary of Terms for Key Operating Metrics

●	“ARPDAU” are to average daily in-game purchase amount per daily active user during a given period, calculated by dividing the total in-game purchase amount in a given period generated on our G123.jp platform by the average number of daily active users, which is averaged over each day within the respective period, by further dividing the number of days in the respective period;

●	“ARPPDAU” are to average daily in-game purchase amount per paying daily active user during a given period, calculated by dividing the total in-game purchase amount in a given period by the average number of paying daily active users, which is averaged over each day within the respective period, by further dividing the number of days in the respective period;

●	“ARPMAU” are to average daily in-game purchase amount per monthly active user during a given period, calculated by dividing the total in-game purchase amount in a given period generated on our G123.jp platform by the average number of monthly active users, which is averaged over each month by further dividing by the number of months in the respective period;

●	“ARPPMAU” are to average daily in-game purchase amount per paying monthly active user during a given period, calculated by dividing the total in-game purchase amount in a given period by the average number of paying monthly active users, which is averaged over each month by further dividing by the number of month in the respective period;

●	“DAUs” are to daily active users, which is a performance indicator that captures the number of Active Users who accessed our G123.jp platform at least once during a 24-hour period. DAUs for a given period is the average DAUs across all days in the respective period, which is calculated by summing the number of DAUs for each day during the given period and dividing the total by the number of days in the respective period;

●	“MAUs” are to monthly active users, which is a performance indicator that captures the number of Active Users who accessed our G123.jp platform at least once during the preceding 30-day period. MAUs for a givern period is the average MAUs across all months in the respective period, which is calculated by summing the number of MAUs for each month during the given period and dividing the total by the number of months in the respective period;

●	“PDAUs” are to paying daily active users, which is a performance indicator that captures the number of users who made at least one in-game purchase, and have spent at least one (1) minute on G123.jp platform during the preceding 24-hour period. PDAUs for a given period is the average PDAUs across all days in the respective period, which is calculated by summing the number of PDAUs for each day during the given period and dividing the total by the number of days in the respective period;

●	“PMAUs” are to paying monthly active users, which is a performance indicator that captures the number of users who made at least one in-game purchase, and have spent at least one (1) minute on G123.jp platform during the preceding 30-day period. PMAUs for a given period is the average PMAUs across all months in the respective period, which is calculated by summing the number of PMAUs for each month during the given period and dividing the total by the number of months in the respective period;

●	“ROAS” are to return on advertisement spending based on created users, calculated by dividing in-game purchase amount generated by created user divided by advertising expenses during the applicable period. Advertising expenses include all expenses recorded under advertising expenses in our financial statements during the applicable period, which consist primarily of paid media costs for online channels and ad placements that are directly attributable to digital marketing efforts aimed at acquiring new users. We exclude from our ROAS calculation the costs not classified as advertising expenses, including (i) compensation for marketing personnel, (ii) travel expenses, event-related costs, and (iii) general overhead, which are not considered advertising expenses under our accounting policies and are separately reported within the broader sales and marketing expenses line item in our financial statements. In-game purchases generated by created users reflect only spending by users acquired during the applicable period and exclude in-game purchases made by existing users. This differs from the gross in-game purchase amounts disclosed elsewhere, which represent total spending by all users on the platform;

CTW Cayman, Inc.

Consolidated Statements of Comprehensive Income

(Amounts in U.S. dollars, except for number of shares)

	For the Years Ended July 31,
	2025	2024	2023
Revenue	$90,370,793	$68,424,577	$62,944,073
Cost and expenses:
Cost of revenue	22,040,054	16,211,779	17,049,167
General & administrative expenses	8,479,853	5,177,570	4,473,647
Research & development expenses	5,528,733	952,440	2,913,436
Sales and marketing expenses	55,387,277	39,426,506	32,919,491
Total cost and expenses	91,435,917	61,768,295	57,355,741

Income (loss) from operation	(1,065,124)	6,656,282	5,588,332

Other income (expense)
Interest income, net	494,358	300,985	41,035
Foreign currency transaction gain (loss)	(287,946)	784,674	(566,100)
Other income	555,012	454,286	173,291
Contingent gain on recovery of previously impaired assets	4,709,029	—	—
Other income (expense), net	5,470,453	1,539,945	(351,774)

Income before income tax expense	4,405,329	8,196,227	5,236,558
Income tax expense	576,766	2,218,588	1,838,174
Net income	3,828,563	5,977,639	3,398,384

Other comprehensive income
Foreign currency translation adjustment	(42,427)	(1,021,512)	(1,151,842)
Comprehensive income	$3,786,136	$4,956,127	$2,246,542

Earnings per share
Basic and Diluted*	$0.06	$0.10	$0.06

Weighted average number of ordinary shares
Basic and Diluted*	60,000,000	60,000,000	60,000,000

*	Retrospectively restated for effect of share reorganization

CTW Cayman, Inc.

Consolidated Balance Sheets

(Amounts in U.S. dollars, except for number of shares)

	As of July 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalent	$12,208,630	$14,461,251
Restricted cash	160,620	133,014
Accounts receivable, net	1,410,083	1,379,288
Deferred offering cost	1,429,523	—
Prepaid expenses and other current assets	2,866,243	2,184,676
Total current assets	18,075,099	18,158,229

Non-current assets:
Property, plant and equipment, net	1,098,679	935,247
Prepaid royalties, net	3,499,962	3,660,198
Investments in films and television programs, net	576,956	800,033
Advance to game developer, net	14,561,726	14,167,091
Deferred tax assets, net	49,067	5,946
Rights-of-use assets, net	6,782,354	4,384,300
Other noncurrent assets	1,858,413	1,831,463
Total non-current assets	28,427,157	25,784,278
TOTAL ASSETS	$46,502,256	$43,942,507

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$2,377,279	$3,321,614
Accrued advertising expenses	475,099	3,696,323
Tax payable	293,482	810,716
Lease liabilities - current	2,728,326	2,121,666
Accrued expenses and other current liabilities	2,549,763	2,062,560
Total current liabilities	8,423,949	12,012,879

Non-current liabilities:
Lease liabilities - noncurrent	4,222,089	2,425,578
Deferred tax liabilities, net	6,208,161	5,664,596
Total non-current liabilities	10,430,250	8,090,174
Total liabilities	18,854,199	20,103,053

Shareholders' equity
Class A ordinary shares, par value $0.0001 per share, 200,000,000 shares authorized, 48,000,000 shares issued and outstanding as of July 31, 2025 and 2024*	4,800	4,800
Class B ordinary shares, par value $0.0001 per share, 20,000,000 shares authorized, 12,000,000 shares issued and outstanding as of July 31, 2025 and 2024*	1,200	1,200
Additional paid-in capital	872,315	849,848
Statutory reserve	676,416	674,156
Retained earnings	31,862,339	28,036,036
Accumulated other comprehensive income (loss)	(5,769,013)	(5,726,586)
Total Shareholders' equity	27,648,057	23,839,454
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$46,502,256	$43,942,507

*	Retrospectively restated for effect of share reorganization; As of July 31, 2025, the Company's authorized share capital consists of 500,000,000 ordinary shares of US$0.0001 par value each, comprising 200,000,000 Class A shares, 20,000,000 Class B shares and 280,000,000 ordinary shares authorized but not designated. The Board of Directors is authorized, prior to issuance, to designate any of the unissued 280,000,000 ordinary shares as either Class A or Class B.

CTW Cayman, Inc.

Consolidated Statements of Cash Flows

(Amounts in U.S. dollars, except for number of shares)

	For the Years Ended July 31,
	2025		2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income		$3,828,563	$5,977,639	$3,398,384

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		2,673,255	2,067,706	779,368
Impairment of advance to game developers		3,147,411	401,451	2,457,900
Impairment of prepaid royalties		483,149	—	831,624
Impairment of investments in films and television programs		—	46,453	—
Amortization of right-of-use asset		2,455,211	1,634,833	1,369,188
Loss from termination of operating lease agreement		33,055	—	—
(Gain)/Losses from disposal of property, equipment and software		21,332	(19,931)	—
Foreign currency exchange (gain) loss		450,964	(742,819)	—
Deferred income tax expenses		507,034	1,734,765	1,811,466
Changes in operating assets and liabilities:
Accounts receivable, net		(33,896)	12,495	27,836
Prepaid expenses and other current asset, net		(630,207)	(1,536,692)	2,462,046
Advance to game developers, net		(3,946,469)	(4,559,682)	(7,565,487)
Prepaid royalties, net		(2,024,883)	(2,105,413)	(1,938,905)
Other non-current assets		(80,476)	374,397	(280,676)
Accounts payable		(939,611)	(811,959)	1,130,431
Accrued advertising expenses		(2,948,326)	931,036	77,822
Tax payable		(518,420)	149,583	253,613
Accrued expenses and other current liabilities		87,188	(13,896)	(1,002,834)
Operating Lease liabilities		(2,501,114)	(1,898,561)	(1,250,884)
Amount to related parties		47,615	(53,758)	(1,741)
Net cash provided by operating activities		111,375	1,587,647	2,559,151

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment		(584,668)	(710,457)	(134,788)
Proceeds from disposal of property and equipment		28,109	106,374	231,514
Investments in films and television programs		(258,882)	(569,647)	(581,962)
Purchase of intangible asset		(9,947)	—	—
Advances to third-party loan		(410,000)	—	—
Proceeds from due from related parties		55,351	—	—
Net cash used in investing activities		(1,180,037)	(1,173,730)	(485,236)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from shareholder's contribution		22,202	—	—
Deferred offering cost		(1,134,538)	—	—
Net cash used in financing activities		(1,112,336)	—	—

Effect of exchange rate changes		(44,017)	(812,504)	(998,138)

Net change in cash, cash equivalents and restricted cash		(2,225,015)	(398,587)	1,075,777
Cash, cash equivalents and restricted cash, beginning of the year		14,594,265	14,992,852	13,917,075
Cash, cash equivalents and cash equivalents, end of the year		$12,369,250	$14,594,265	$14,992,852

Cash, cash equivalent and restricted cash, end of the year		$12,369,250	$14,594,265	$14,992,852
Less: restricted cash, end of the year		160,620	133,014	140,682
Cash and cash equivalent, end of the year		$12,208,630	$14,461,251	$14,852,170

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income tax	$		$6,928	$1,924
Cash paid for operating leases		$2,602,143	$1,969,440	$1,314,835

Supplemental disclosures of non-cash activities:
Obtaining right-of-use assets in exchange for operating lease liabilities		$5,129,642	$1,685,257	$30,184
Derecognition of right-of-use assets and lease liabilities related to terminated lease agreement		$516,625	$—	$—

CTW Cayman, Inc.

U.S. GAAP Reconciliation of Non-GAAP Adjusted Results

(Amounts in U.S. dollars thousands)

(unaudited)

Reconciliation to the most directly comparable U.S. GAAP measure of the on-GAAP measures included in this press release is as follows. The following table reconciles the Company’s net income (loss) to Adjusted EBITDA:

(in USD ‘000)	Fiscal 2025			Fiscal 2024			Fiscal 2023
	H1 2025	H2 2025	FY 2025	H1 2024	H2 2024	FY 2024	FY 2023
Net income	$639	$3,190	$3,829	$3,971	$2,006	$5,978	$3,398

Depreciation and amortization	1,323	1,350	2,673	899	1,168	2,068	779
Amortization of right-of-use asset	1,017	1,438	2,455	755	880	1,635	1,369
Interest income, net	(283)	(212)	(494)	(1)	(300)	(301)	(41)
Income tax expense	(384)	961	577	1,999	220	2,219	1,838
Extraordinary Income	—	(4,709)	(4,709)	—	—	—	—
Impairment of advance to game developers	1,114	2,034	3,147	413	(11)	401	2,458
Impairment of prepaid royalties	279	204	483	—	—	—	832
Adjusted EBITDA (non-GAAP)	$3,705	$4,256	$7,961	$8,037	$3,962	$11,999	$10,634

CTW Cayman has determined to supplement its consolidated financial statements, prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), presented elsewhere within this report, with non-GAAP adjusted EBITDA, “Earnings Before Interest, Taxes, Depreciation, and Amortization.”

This non-GAAP disclosure has limitations as an analytical tool, should not be viewed as a substitute for Net Earnings (Loss) determined in accordance with U.S. GAAP, should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP, nor is it necessarily comparable to non-GAAP performance measures that may be presented by other companies. CTW Cayman considers this non-GAAP measure in addition to its results prepared under current accounting standards, but it is not a substitute for, nor superior to, U.S. GAAP measures. This non-GAAP measure is provided to enhance readers’ overall understanding of the Company’s current financial performance and to provide further information for comparative purposes. This supplemental presentation should not be construed as an inference that the Company's future results will be unaffected by similar adjustments to Net Earnings (Loss) determined in accordance with U.S. GAAP. Specifically, CTW Cayman believes the non-GAAP measure provides useful information to management and investors by isolating certain expenses, gains, and losses that may not be indicative of the Company’s core operating results and business outlook. In addition, CTW Cayman believes the non-GAAP measure enhances the comparability of results against prior periods.

CTW Cayman, Inc.

Segment Reporting

(Amounts in U.S. dollars)

	For the Years Ended July 31,
	2025	2024	2023
Consolidated in-game purchases	$106,994,440	$84,461,982	$81,388,946
Less:
Revenue share with game developers and IP holders	15,898,478	14,975,047	19,263,857
Transaction fee	5,265,054	3,812,118	3,659,159
Advertisement expense	52,396,511	37,309,197	31,080,465
Server cost directly related to hosting the games	2,088,553	1,319,704	2,396,425
Segment profits	$31,345,844	$27,045,916	$24,989,040

Reconciliation from segment profits to income before income tax
Segment profits	$31,345,844	$27,045,916	$24,989,040
Less: other operating expenses:
Payroll and related cost	13,621,485	9,756,710	10,165,389
Lease expense	2,661,149	1,738,249	1,446,048
Depreciation and amortization expense (including amortization of prepaid royalties)	2,702,360	2,099,728	947,512
Impairment expense	3,632,218	447,904	3,289,524
Recoup of advances made to game developers	3,583,143	2,477,840	551,774
Other cost of sales(1)	2,087,031	1,563,366	809,739
Other selling and marketing expenses(2)	1,713,981	1,402,889	1,307,165
Other general and administrative expenses(3)	2,409,601	902,948	883,557
Total other operating expense	32,410,968	20,389,634	19,400,708

Income (loss) from operation	(1,065,124)	6,656,282	5,588,332
Interest income, net	494,358	300,985	41,035
Foreign Currency Transaction gain (loss)	(287,946)	784,674	(566,100)
Other income	555,012	454,286	173,291
Extraordinary income	4,709,029	—	—
Income before income tax expense	$4,405,329	$8,196,227	$5,236,558

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU’s amendments “improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses”. In addition, the standard introduces new disclosure requirements specifically for entities with a single reportable segment, and it aims to help investors better understand a company’s performance and assess potential future cash flows. The new guidance applies to all public entities subject to segment reporting under ASC 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group adopted this ASU for the year ended July 31, 2025. The adoption of ASU does not change how segments are identified, aggregated, or measured, it adds incremental disclosure requirements.

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess performance of the segment.

The management of the Group concludes that it has only one reporting segment. The Group provides game distribution and related services to game developers. The Group’s services have similar economic characteristics with respect to nature and form of the services provided. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews Consolidated results when making decisions about allocating resources and assessing performance of the Group, rather than by geographic area; hence the Group has only one reporting segment. CODM reviews operation results on the consolidated in-game purchase amount, recoup of advances to game developers and revenue share with game developers and IP holders, advertising expenses, transaction fees, server cost directly related to the host of games, in-house payroll cost directly related to the art and design support services provided. The following table summarizes the operating results reviewed by CODM and reconciliation to net income as reported in the consolidated statement of comprehensive income.